UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

Form SD

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Specialized Disclosure Report

Baker Hughes, a GE company, LLC

State of incorporation/organization:	Commission File Number:	IRS Employer Identification Number:
Delaware	1-9397	76-0207995

Address of principal executive offices:	Person to contact in connection with this report:
17021 Aldine Westfield Houston TX 77073	William D. Marsh Chief Legal Officer (713) 439-8600

Rule pursuant to which this form is being filed:	Period to which the information in this form applies:

☒ Rule 13p-1, 17 CFR 240.13p-1 – Securities Exchange Act, 15 U.S.C 78m(p) – Section 1502, Dodd-Frank Act ☐ Securities Exchange Act, 15 U.S.C 78m(q) – Section 1504, Dodd-Frank Act	January 1, 2017 to December 31, 2017

Section 1 – Conflict Minerals Disclosures

Item 1.01	Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry

Determinations made.

Baker Hughes, a GE company, LLC (“Baker Hughes,” “Company,” “we,” “our” and “us”), a Delaware limited liability company, and successor to Baker Hughes Incorporated, a Delaware corporation determined that we obtained in calendar year 2017 conflict minerals necessary for the production of certain products manufactured or contracted to be manufactured for sale by the Company.

Description of inquiry.

The Company’s inquiry is described in this Specialized Disclosure Report, which includes our Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01.

Additional information on the Company’s conflict minerals compliance program can be found at the following web page:

http://www.bakerhughes.com/company/corporate-social-responsibility/human-rights-and-security/conflict-minerals/due-diligence-framework.

Results of inquiry.

Approximately 94% of the materials processed by smelters or refiners (“SORs”) from which the Company’s suppliers sourced the relevant minerals used in the Company’s in-scope products either did not come from the Democratic Republic of Congo (“DRC”) or the applicable adjoining countries (collectively, “DRC Region”), or were recycled or scrap. A table listing all originating countries and recycled or scrap sources for each conflict mineral is set forth as Schedule 1 to the Report.

Conflict Minerals Disclosure

A copy of this Form SD and the Report, for the calendar year ended December 31, 2017, are available for access by all interested parties on the Company’s public Internet Web site, at

http://www.bakerhughes.com/company/corporate-social-responsibility/human-rights-and-security/conflict-minerals.

Conflict Minerals Report

The Company has filed the Report, which is attached as Exhibit 1.01, contemporaneously with this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

Baker Hughes, a GE company, LLC

/s/ Jody Markopoulos	5/31/2018
By Jody Markopoulos	Date
Chief Supply Chain Officer